Herbert Smith

ANNEX A

TomTom and Vodafone UK To Introduce the World's Most Advanced Travel Time Information System for Superior Navigation in the UK

Accurate Travel Time for All Roads

London, UK, 26 June 2007 - TomTom, the world's largest navigation solutions provider, and Vodafone UK today announce that they will jointly develop a new traffic information system that will deliver superior travel time information.

This exclusive agreement will see TomTom's in-house patented technology use information from the Vodafone UK network to provide accurate, real-time information on the speed and direction of cars traveling on all major roads across the UK. As a result customers will have a better understanding of the exact traffic situation and be able to plan and change their route instantly to avoid traffic congestion.

"This important development is a major breakthrough in mobility management and route guidance and will significantly benefit our customers. This will clearly improve the daily travel experience of our UK users." Harold Goddijn, TomTom's chief executive officer comments. "By working with Vodafone to bring the granularity of information from their mobile network to solve everyday navigation needs, we will redefine traffic mobility in the UK. It is TomTom's ambition to cover 50% of our installed European base by 2008 and this is another step towards making this revolutionary solution available to more drivers."

"We are extremely pleased to be working with TomTom to bring this innovative service to the UK. This exciting new initiative is a further demonstration of our commitment to develop new opportunities in the mobile market," said Tim Stone, Director of New Business Development and Wholesale for Vodafone UK. "Thanks to the quality of our data, UK drivers will soon be able to access up-to-the-minute traffic updates that will let them plan and navigate the fastest route for all their journeys."

Details of the service will be made available at launch which is expected to be in the first half of 2008. All current and future TomTom users will be able to benefit from the service, once it is available. The solution will also be available for road authorities and businesses, who may use it for dynamic traffic control management and improved fleet management.

This document contains certain forward-looking statements relating to the business, financial performance results of the Company and the Industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.

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